Bass, Berry & Sims PLC
KNOXVILLE OFFICE	A PROFESSIONAL LIMITED LIABILITY COMPANY	DOWNTOWN OFFICE:
900 SOUTH GAY STREET, SUITE 1700	ATTORNEYS AT LAW	AMSOUTH CENTER
KNOXVILLE, TN 37902		315 DEADERICK STREET, SUITE 2700
(865) 521-6200	Reply To:	NASHVILLE, TN 37238-3001
	AMSOUTH CENTER	(615) 742-6200
MEMPHIS OFFICE	315 DEADERICK STREET, SUITE 2700
THE TOWER AT PEABODY PLACE	NASHVILLE, TN 37238-3001	MUSIC ROW OFFICE:
100 PEABODY PLACE, SUITE 950	(615) 742-6200	29 MUSIC SQUARE EAST
MEMPHIS, TN 38103-2625		NASHVILLE, TN 37203-4322
(901) 543-5900	www.bassberry.com	(615) 255-6161
May 16, 2006
Via EDGAR & Overnight Courier
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 6010
Washington, D.C. 20549

Re:	First Acceptance Corporation
Form 10-K for the Fiscal Year Ended June 30, 2005
Filed September 13, 2005
File No. 001-12117
Dear Mr. Rosenberg:
     On behalf of First Acceptance Corporation (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated by the Staff to the Company verbally on April 26, 2006 (the “Comments”), I submit this letter containing the Company’s responses to the Comments. The Company’s responses to the Comments in this letter follow the text of the Comments, which for your convenience we have incorporated into this letter in italics.
1.	Provide an example of the proposed additional disclosure the Company intends to include in its future filings.

Response: Attached as Exhibit A to this letter is an example of the proposed additional disclosure the Company intends to include in its future filings with the Commission, including the Company’s Annual Report on Form 10-K for the fiscal year ending June 30, 2006. Pursuant to the Company’s discussions with the Staff, the Company prepared the proposed additional disclosures by revising the disclosures contained in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2005. The Company is unable, without undue hardship, to include quantification of the impact that reasonably likely changes in the factors used to determine the Company’s point estimate would have on its results as of June 30, 2005. Pursuant to the Company’s discussions

Mr. Jim B. Rosenberg
May 16, 2006

with the Staff, the Company supplementally advises the Staff that, at December 31, 2005, a one percent (1%) increase or decrease in the Company’s expected change in loss severity would result in adverse or favorable, as applicable, development of net loss and loss adjustment reserve levels of approximately $3.2 million. The Company will include quantification of the impact that reasonably likely changes in the factors used to determine the Company’s point estimate would have on its results as of June 30, 2006 in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2006

2.	Confirm that whenever multiple point estimates are developed by the Company’s actuary the Company will disclose the values of those point estimates.

Response: Whenever the Company’s actuary develops multiple point estimates in future periods, the Company will disclose the value of those estimates.
* * *
          Please do not hesitate to contact me at (615) 742-6236 if you have any questions or further comments.

Sincerely,
/s/ J. James Jenkins, Jr.
J. James Jenkins, Jr.

cc:	Ms. Ibolya Ignat (SEC, Division of Corporation Finance) Mr. Oscar M. Young (SEC, Division of Corporation Finance) Mr. Michael J. Bodayle (First Acceptance Corporation)

Exhibit A
Part I. Item 1. “Business — Loss and Loss Adjustment Expense Reserves”
Loss and Loss Adjustment Expense Reserves
     Automobile accidents generally result in insurance companies making payments to individuals or companies to compensate for physical damage to an automobile or other property and/or an injury to a person. Months and sometimes years may elapse between the occurrence of an accident, report of the accident to the insurer and payment of the claim. Insurers record a liability for estimates of losses that will be paid for accidents reported to them, which are referred to herein as case reserves. In addition, because accidents are not always reported promptly, insurers estimate their incurred but not reported, or IBNR, reserves.
     We are directly liable for loss and loss adjustment expenses under the terms of the insurance policies underwritten by our insurance company subsidiaries. Each of our insurance company subsidiaries establishes a reserve for all unpaid losses, including case and IBNR reserves, and estimates for the cost to settle the claims. We rely primarily on historical loss experience in determining reserve levels on the assumption that historical loss experience provides a good indication of future loss experience. Other factors, such as inflation, settlement patterns, legislative activity and litigation trends, are also considered. We continually monitor these estimates and, if necessary, increase or decrease the level of our reserves as experience develops or new information becomes known.
     We believe that the liabilities that we have recorded for unpaid losses and loss adjustment expenses are adequate to cover the final net cost of losses and loss adjustment expenses incurred to date. We periodically review our methods of establishing case and IBNR reserves and update, if necessary, our estimates. Our internal actuarial staff performs quarterly comprehensive reviews of reserves and loss trends. For the fiscal year ended June 30, 2005, we utilized the services of an external actuary to assist in determining appropriate reserve levels.
     The table below sets forth the year-end reserves since the acquisition of USAuto and the subsequent development of the June 30, 2004 reserve through June 30, 2005. The purpose of the table is to show a “cumulative deficiency or redundancy” for each year which represents the aggregate amount by which original estimates of reserves as of that year-end have changed in subsequent years. The top line of the table presents the net reserves at the balance sheet date for each of the years indicated. This represents the estimated amounts of losses and loss adjustment expenses for claims arising in all years that were unpaid at the balance sheet date, including losses that had been incurred but not yet reported as of the end of each successive year with respect to those claims. The next portion of the table presents the re-estimated amount of the previously recorded reserves based on experience as of the end of each succeeding year, including cumulative payments since the end of the respective year. As more information becomes known about the payments and the frequency and severity of claims for individual years, the estimate changes accordingly. Favorable loss development, shown as a cumulative redundancy in the table, exists when the original reserve estimate is greater than the re-estimated reserves. Adverse loss development, which would be shown as a cumulative deficiency in the table, exists when the original reserve estimate is less than the re-estimated reserves. Information with respect to the cumulative development of gross reserves, without adjustment for the effect of reinsurance, also appears at the bottom portion of the table.
     In evaluating the information in the table below, you should note that each amount entered incorporates the cumulative effect of all changes in amounts entered for prior periods. You should also note that the table does not present accident or policy year development data. In addition, conditions and trends that have affected the development of liability in the past may not necessarily recur in the future.

At June 30 (in thousands)	2004	2005
Net liability for loss and loss adjustment expense reserves, originally estimated	$18,137	$39,289
Cumulative amounts paid as of:
One year later	13,103
Liability reestimated as of:
One year later	17,781
Net cumulative redundancy (deficiency)	356

Gross liability – end of year	$30,434	$42,897
Reinsurance recoverables	12,297	3,608

Net liability – end of year	$18,137	$39,289

Gross reestimated liability – latest	$29,697
Reestimated reinsurance recoverables – latest	11,916

Net reestimated – latest	$17,781

Gross cumulative redundancy (deficiency)	$737

     At June 30, 2005, we had $42.9 million of loss and loss adjustment expense reserves, which included $25.7 million in IBNR reserves and $17.2 million in case reserves, all related to our non-standard personal automobile insurance business. Through September 1, 2004, we maintained quota-share reinsurance , which resulted in reinsurance recoverable of $3.6 million that resulted in a net loss and loss adjustment expenses reserve of $39.3 million at June 30, 2005. The $3.6 million reinsurance recoverable consisted of $2.0 million of IBNR reserves and $1.6 million of case reserves. For a reconciliation of net loss and loss adjustment expense reserves from the beginning to the end of the year for the last two fiscal years, see Note 11 to our consolidated financial statements.
     For the year ended June 30, 2005, we experienced favorable net reserve development of $356,000, which resulted in a decrease in our loss and loss adjustment expense reserves for prior accident years and increased our income before income taxes for the 2005 fiscal year. We believe the favorable development was attributable to the inherent uncertainty of the estimation process and was not the result of any individual factor.
     For the fiscal year ended June 30, 2005, we utilized the services of an independent consulting actuary to assist us in determining our loss and loss adjustment reserves. The independent actuary analyzed our reserves separately for each type of coverage, by state and for loss and loss adjustment expense separately. Development assumptions were based upon historical accident quarters. To determine the best estimate, the independent actuary reviewed the results of five estimation methods, including the incurred development method, the paid development method, the incurred Bornhuetter-Ferguson method, the paid Bornhuetter-Ferguson method, and the counts/averages method. The methods selected varied by coverage and by state, and considerations included the number and value of the case reserves for open claims, incurred and paid loss relativities, and suspected biases for each of the procedures. Other factors considered in establishing reserves include assumptions regarding loss frequency and loss severity. We believe assumptions regarding loss frequency are reliable because injured parties generally report their claims within a reasonably short period of time after an accident. Loss severity is more difficult to estimate because severity is affected by changes in underlying costs, including medical costs, jury verdicts and regulatory changes.
     Based upon the foregoing, the independent consulting actuary calculated a single point estimate of our net loss and loss adjustment expense reserves as of June 30, 2005. We believe that estimate is the best estimate of our loss and loss adjustment expense reserves at June 30, 2005, and the loss and loss adjustment expense reserves in our financial statements for the fiscal year ended June 30, 2005 are based upon this estimate.
     We believe the estimate regarding changes in loss severity is the most significant factor impacting the IBNR estimate. We believe that a one percent (1%) increase or decrease over the expected change in loss severity is reasonably likely. A one percent (1%) increase over the expected change in loss severity would result in adverse development of net loss and loss adjustment reserve levels at June 30, 2005 of approximately $                    .

Conversely, a one percent (1%) decrease in the expected change in loss severity would result in favorable development of net loss and loss adjustment reserve levels at June 30, 2005 of approximately $                    .
Part II. Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies — Loss and Loss Adjustment Expense Reserves.”
     Loss and loss adjustment expense reserves. Loss and loss adjustment expense (LAE) reserves represent our best estimate of our ultimate liability for losses and LAE relating to events that occurred prior to the end of any given accounting period, but have not been paid. Months and sometimes years may elapse between the occurrence of an automobile accident covered by one of our insurance policies, the reporting of the accident and the payment of the claim. We record a liability for estimates of losses that will be paid for accidents that have been reported, which is referred to as case reserves. In addition, since accidents are not always reported when they occur, we estimate liabilities for accidents that have occurred but have not been reported, which are referred to herein as incurred but not reported, or IBNR, reserves.
     We are directly liable for loss and loss adjustment expenses under the terms of the insurance policies that the insurance company subsidiaries underwrite. Each of the insurance company subsidiaries establishes a reserve for all of its unpaid losses and loss adjustment expenses, including case and IBNR reserves, and estimates for the cost to settle the claims. We rely primarily on historical loss experience in determining reserve levels, on the assumption that historical loss experience provides a good indication of future loss experience. We also consider various other factors, such as inflation, claims settlement patterns, legislative activity and litigation trends. Our internal actuarial staff continually monitors these estimates on a state and coverage level. For the fiscal year ended June 30, 2005, we utilized the services of an independent consulting actuary to assist in determining appropriate reserve levels. As experience develops or new information becomes known, we increase or decrease the level of our reserves in the period in which changes to the estimates are determined. Accordingly, the actual losses and loss adjustment expenses may differ materially from the estimates we have recorded. See “Business – Loss and Loss Adjustment Expense Reserves” for additional information.